Room 4561

August 1, 2005

Mr. Jerome R. Mahoney
Chairman of the Board
SpeechSwitch, Inc.
750 Highway 34
Matawan, New Jersey 07747

Re: SpeechSwitch, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed July 28, 2005
File No. 333-120507

Dear Mr. Mahoney:

We have reviewed your amended filing and have the following comments.

<u>Summary of the Distribution, page 4</u>

1.   The 100,500-for-one stock split by means of a stock dividend to be effectuated
immediately prior to the effective date of the registration statement should be
retroactively reflected in your financial statements and throughout the prospectus. See
SAB Topic 4:C and paragraph 54 of SFAS 128.

                         *   *   *   *

As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Maureen Bauer at (202) 551-3237, or Tia Jenkins at (202) 551-3871, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, Assistant Director, at or (202) 942-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile</u>
        Scott Rosenblum, Esq.
        Kramer Levin Naftalis & Frankel LLP
        919 Third Avenue
        New York, New York 10022
        Telephone: (212) 715-9100
        Facsimile: (212) 715-8000